

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Ms. Trisha Malone
Chief Financial Officer
Wikifamilies, Inc. (f/k/a Kensington Leasing LTD.)
1005 S. Center St.
Redlands, CA 92373

    Re: Wikifamilies, Inc. (f/k/a Kensington Leasing LTD.)
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed April 18, 2011
           Response letter Dated December 12, 2011
           File No. 0-53559

Dear Ms. Malone:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ W. John Cash

           W. John Cash
           Branch Chief